May 1, 2008
VIA EDGAR AND FACSIMILE
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Spectrum Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed on April 15, 2008 SEC File No. 333-150260
Ladies and Gentlemen:
On behalf of Spectrum Pharmaceuticals, Inc. (the “Company”), the undersigned, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 15, 2008 (the “Registration Statement”), be accelerated to, and that the Registration Statement be declared effective on, Monday, May 5, 2008, at 12:00 p.m., Washington D.C. time, or as soon thereafter as practicable.
Pursuant to the instructions of the Commission in its letter to the Company, dated April 22, 2008, the Company acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Shyam Kumaria
Shyam Kumaria
V.P., Finance

cc:	James J. Moloney, Esq. Gibson, Dunn & Crutcher LLP